David M. Doney

Akerman LLP

401 E. Jackson Street

Suite 1700

Tampa, FL 33602-5250

D: 813 209 5070

F: 813 218 5404

david.doney@akerman.com

October 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

Filed October 2, 2018

File No.: 333-227666

Ladies and Gentlemen:

This letter is being provided on behalf of Odyssey Marine Exploration, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 16, 2018 (the “Comment Letter”), to Mark Gordon, the Company’s Chief Executive Officer, with respect to the Registration Statement.

Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response. The Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement concurrently herewith.

Form S-3 – Cover Page

1.

Please set forth in the fifth paragraph the calculation of the aggregate market value of your outstanding voting and nonvoting common equity. Refer to Instruction 7 to General Instruction I.B.6 to Form S-3.

In response to the Staff’s comment, disclosure has been added to the fifth paragraph of the cover page of the prospectus contained in the Amendment that shows the calculation of the aggregate market value of the Company’s outstanding voting and nonvoting common equity.

akerman.com

Securities and Exchange Commission

Division of Corporation Finance

October 17, 2018

Page -2-

Documents Incorporated by Reference, page 9

2.	Please identify each specific Form 8-K filed since December 31, 2017 that you are incorporating by reference. Refer to Item 12(a) to Form S-3.

In response to the Staff’s comment, the fourth bullet point on page 9 of the prospectus contained in the Amendment has been revised to identify each specific Form 8-K filed since December 31, 2017, that is being incorporated by reference.

General

3.

Refer to note (3) to the Calculation of Registration Fee table. Please tell us how you meet the condition in Rule 457(p) that the subsequent registration statement must be filed within five years of the initial filing date of the earlier registration statement. We note in this regard that the earlier Form S-3 was initially filed May 10, 2012.

Upon further consideration, the Company realizes that it does not meet the condition set forth in Rule 457(p) that the subsequent registration statement must be filed within five years of the initial filing date of the earlier registration statement. Note (3) to the Calculation of Registration Fee table on the cover page of the Amendment has been revised accordingly, and the Company will promptly remit an additional $2,778 for the deficiency in the registration fee.

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Please feel free to contact me at (813) 209-5070 should you have any questions regarding this response.

Very truly yours, AKERMAN LLP

/s/ David M. Doney
David M. Doney

DMD:icp

cc:	Mark D. Gordon,

Chief Executive Officer